# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 23andMe Holding Co., CIK 0001804591
CUSIP: 90138Q306
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 223 N. Mathilda Ave., Sunnyvale, California (CA), 94086
Date of event which requires filing of this statement: 06/13/2025
Amends the filing with accession number 0001193125-21-200581
Filed by CIK 0001869643
Persons authorized to receive notices and communications: ABeeC 2.0, LLC, 171 Main Street, Suite 259, Los Altos, California (CA), 94022, 650-209-9500; ANNE WOJCICKI REVOCABLE TRUST, 171 Main Street, Suite 259, Los Altos, California (CA), 94022, 650-209-9500; Trustee Anne Wojcicki, 171 Main Street, Suite 259, Los Altos, California (CA), 94022, 650-209-9500

## Reporting persons
- ABeeC 2.0, LLC (CIK 0001869643): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,931,692; sole dispositive power 0; shared dispositive power 4,931,692; aggregate amount beneficially owned 4,931,692 (19.4% of the class)
  Comment: The ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED (the "Trust") is the sole member of ABeeC 2.0, LLC (the "LLC") and Anne Wojcicki is the sole trustee of the Trust. Accordingly, rows 8 and 10 reflect that the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class A common stock, par value $0.0001 per share (the "Class A Common Stock") of 23andMe Holding Co. (the "Issuer") held by the LLC.
  
  Row 8 reflects that the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class A Common Stock held by the LLC.
  
  Rows 8, 10, and 11 represent the shares of Class A Common Stock held by the LLC.
  
  Row 13 is based upon 25,431,244 shares of Class A Common Stock outstanding as of June 11, 2025, as provided by the Issuer.
- THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 4,931,692; sole dispositive power 0; shared dispositive power 4,931,692; aggregate amount beneficially owned 4,931,692 (19.4% of the class)
  Comment: Rows 8 and 10 represent shares of Class A Common Stock held by the LLC. The Trust is the sole member of the LLC and Ms. Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class A Common Stock held by the LLC.
  
  Row 8 reflects that the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
  
  Rows 8, 10, and 11 represent shares of the Issuer's Class A Common Stock that are held by the LLC.
  
  Row 13 is based upon (a) 25,431,244 shares of Class A Common Stock outstanding as of June 11, 2025, as provided by the Issuer.
- Anne Wojcicki: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 666,140; shared voting power 5,056,692; sole dispositive power 666,140; shared dispositive power 5,056,692; aggregate amount beneficially owned 5,722,832 (22% of the class)
  Comment: Rows 7, 9, and 11 include (a) 62,530 shares of Class A Common Stock held directly by Ms. Wojcicki and (b) 603,610 stock options held by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof.
  
  Rows 8, 10, and 11 include indirect beneficial ownership of (a) 4,931,692 shares of Class A Common Stock held by the LLC and (b) 125,000 shares of Class A Common Stock held by The Anne Wojcicki Foundation ("AWF"), for which Ms. Wojcicki disclaims beneficial ownership except to the extent of her pecuniary interest therein.
  
  Rows 8 and 10 reflect that the Trust is the sole member of the LLC and Ms. Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class A Common Stock held by the LLC.
  
  Row 8 reflects that the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class A Common Stock held by the LLC.
  
  Rows 8 and 10 also reflect that Ms. Wojcicki, as the President and Chairman of the Board of AWF, has shared power to vote and dispose, or direct the disposition, of 125,000 shares of Class A Common Stock held by AWF.
  
  Rows 8, 10, and 11 include 4,931,692 shares of the Class A Common Stock that are held by the LLC.
  
  Row 13 is based upon (a) 25,431,244 shares of Class A Common Stock outstanding as of June 11, 2025, as provided by the Issuer, and (b) 603,610 shares of Class A Common Stock issuable upon the exercise of options held by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: 23andMe Holding Co.
Address of issuer's principal executive offices: 223 N. Mathilda Ave., Sunnyvale, California (CA), 94086
Comment: This Amendment No. 13 ("Amendment No. 13") to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock") of 23andMe Holding Co., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission ("SEC") on June 25, 2021, as amended by Amendment No. 1 filed on April 17, 2024, Amendment No. 2 filed on July 31, 2024, Amendment No. 3 filed on September 11, 2024, Amendment No. 4 filed on September 18, 2024, Amendment No. 5 filed on September 30, 2024, Amendment No. 6 filed on October 29, 2024, Amendment No. 7 filed on November 15, 2024, Amendment No. 8 filed on January 31, 2025, Amendment No. 9 filed on February 21, 2025, Amendment No. 10 filed on March 3, 2025, Amendment No. 11 filed on March 10, 2025, and Amendment No. 12 filed on March 11, 2025 (collectively, the "Initial Schedule 13D", and as amended and supplemented by this Amendment No. 13, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No.13 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 20, 2025, TTAM Research Institute ("TTAM"), a California nonprofit public benefit corporation and affiliate of Ms. Wojcicki, the LLC and the Trust, submitted a topping bid to acquire substantially all of the assets of the Issuer subsequent to the Issuer's auction proceedings in connection with the Issuer's bankruptcy case, wherein TTAM was identified as a qualified bidder, but not declared the auction winner.

On June 9, 2025, the LLC provided notice to the Issuer electing to convert 4,931,692 shares of Class B Common Stock into an equal number of shares of Class A Common Stock. On June 11, 2025, the issuer confirmed that the conversion was complete.

On June 12, 2025, TTAM resubmitted a bid to acquire substantially all of the assets of the Issuer pursuant to the June 6, 2025 order entered by the United States Bankruptcy Court in connection with the Issuer's bankruptcy case.

On June 13, 2025, the Issuer filed a notice in United States Bankruptcy Court indicating that TTAM's $305,000,000 bid was the highest and best proposal submitted in the auction for the Issuer's assets and that TTAM was declared the auction's winner. TTAM, the Issuer and the Issuer's direct and indirect subsidiaries subsequently entered into an Asset Purchase Agreement, pursuant to which TTAM agreed to acquire substantially all of the Issuer's assets. A copy of the Asset Purchase Agreement is attached hereto as Exhibit 1 and incorporated herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The LLC is the record and beneficial owner of 4,931,692 shares of Class A Common Stock, representing beneficial ownership of 19.2% of outstanding shares of Class A Common Stock.

The Trust is the sole member of the LLC and therefore may be deemed to beneficially own the 4,931,692 shares of Class A Common Stock held by the LLC, representing beneficial ownership of 19.2% of the outstanding shares of Class A Common Stock.

Ms. Wojcicki is the sole trustee of the Trust and the President and Chairman of the Board of AWF. Accordingly, Ms. Wojcicki may be deemed the beneficial owner of an aggregate of 5,722,832 shares of Class A Common Stock, consisting of: (a) 62,530 shares of Class A Common Stock held directly by Ms. Wojcicki, (b) 603,610 stock options held directly by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof, (c) 4,931,692 shares of Class A Common Stock held by the LLC and (d) 125,000 shares of Class A Common Stock held by AWF, representing beneficial ownership of 22% of the outstanding shares of Class A Common Stock; provided, however, the foregoing amounts include Ms. Wojcicki's indirect ownership of (i) 4,931,692 shares of Class A Common Stock held by the LLC and (ii) 125,000 shares of Class A Common Stock held by AWF, for which Ms. Wojcicki disclaims beneficial ownership except to the extent of her pecuniary interest therein.

The calculation of the Class A Common Stock beneficial ownership percentages in this Item 5 are based upon (a) 25,431,244 shares of Class A Common Stock outstanding as of June 11, 2025, as provided by the Issuer, and (b) any shares of Class A Common Stock issuable upon the conversion, exercise and/or vesting of Class B Common Stock, stock options, restricted stock units or other convertible securities held by each Reporting Person (including any such securities that have vested or will vest within sixty days of the date hereof), as applicable.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement on Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The LLC, the Trust (as the sole member of the LLC), and Ms. Wojcicki (as the sole trustee of the Trust) have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class A Common Stock held by the LLC. Additionally, the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class A Common Stock held by the LLC.

Ms. Wojcicki, as the President and Chairman of the Board of AWF, has shared power to vote and dispose, or direct the disposition, of 125,000 shares of Class A Common Stock held by AWF. AWF is a 501(c)(3) non-profit organization; its address is 171 Main Street, Suite 259, Los Altos, California 94022. During the last five years, AWF has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, AWF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Ms. Wojcicki has sole power to vote and dispose, or direct the disposition, of the securities reported herein as directly held by her.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Schedule 13D is incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Asset Purchase Agreement, dated June 13, 2025, by and among the Issuer, the direct and indirect subsidiaries of the Issuer and TTAM*

* Certain schedules have been omitted. The Reporting Persons agree to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

## Signatures
- ABeeC 2.0, LLC: /s/ Ryan Batenchuk, Ryan Batenchuk, Manager (06/16/2025)
- THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED: /s/ Anne Wojcicki, Anne Wojcicki, Trustee (06/16/2025)
- Anne Wojcicki: /s/ Anne Wojcicki, Anne Wojcicki (06/16/2025)